UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 9444 / August 22, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15437

In the Matter of THE REGISTRATION STATEMENT OF COUNSELING INTERNATIONAL, INC.	**ORDER INSTITUTING PROCEEDINGS PURSUANT TO SECTION 8(d) OF THE SECURITIES ACT OF 1933, MAKING FINDINGS, AND ISSUING STOP ORDER**

I.

      A.   On August 8, 2012, Counseling International, Inc. ("Counseling International") filed a registration statement in connection with an initial public offering of 764,000 shares of common stock. The registration statement was amended three times, most recently on January 9, 2013. The registration statement has not become effective.

      B.   The Commission now deems it appropriate and in the public interest that proceedings pursuant to Section 8(d) of the Securities Act be, and they hereby are, instituted to determine whether a stop order should issue suspending the effectiveness of Counseling International's registration statement.

II.

      In anticipation of the institution of these proceedings, Counseling International has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings, except as to the Commission's jurisdiction over him and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Proceedings Pursuant to Section 8(d) of the Securities Act of 1933, Making Findings, and Issuing Stop Order ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that

Background

1.   On August 8, 2012, Counseling International filed a Form S-1 registration statement in connection with an initial public offering of 764,000 shares of common stock (the "Registration Statement"). The Registration Statement was amended on September 25, 2012, November 19, 2012, December 19, 2012, and January 9, 2013.

2.   The Counseling International registration statement includes untrue statements of material facts and omits to state material facts necessary to make the statements therein not misleading. Among other things, the registration statement fails to disclose the identity of control persons and promoters of Counseling International and the amendments to the Registration Statement, dated December 19, 2012 and January 9, 2013, falsely describe the circumstances of the departure of Counseling International's former chief executive officer.

Undertaking

3.   Respondent has undertaken to:

For a period of five years from the date of this Order, Respondent shall not engage in or participate in any unregistered offering of securities conducted in reliance on Rule 506 of Regulation D (17 C.F.R. § 230.506), including by occupying any position with, ownership of, or relationship to the issuer enumerated in 17 C.F.R. § 230.506(d)(1) (adopted by the Commission in Release No. 33-9414).

In determining whether to accept the Offer, the Commission has considered this undertaking.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to issue a stop order suspending the effectiveness of the registration statement agreed to in Counseling International's Offer.

Accordingly, it is hereby ORDERED pursuant to Section 8(d) of the Securities Act that the effectiveness of the registration statement filed by Counseling International be, and hereby is, suspended.

This Order shall be served on Counseling International by certified mail forthwith.

By the Commission.

Elizabeth M. Murphy
Secretary